Exhibit I

Capital Product Partners L.P. Announces Annual Meeting of Limited Partners

ATHENS, GREECE, July 25, 2017 – The Board of Directors of Capital Product Partners L.P. (NASDAQ: CPLP) (the “Partnership”) has called an annual meeting of the Limited Partners to be held at the Partnership’s headquarters in Greece on September 8, 2017 at 11:30 am local time.

Unitholders of record at the close of business on July 14, 2017 are entitled to receive notice of, and to vote at, the annual meeting, or any adjournments or postponements thereof. Formal notice of the meeting, the Partnership’s proxy statement and the accompanying Annual Report on Form 20-F are being sent to unitholders of the Partnership. Electronic copies of the materials are accessible on the Partnership’s website at http://ir.capitalpplp.com/. Following receipt of a proxy card unitholders may vote their common units or class B units by accessing www.proxyvote.com.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of tanker, container and drybulk vessels. The Partnership currently owns 36 vessels, including twenty-one modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten Neo Panamax container vessels and one Capesize bulk carrier. Its vessels trade predominantly under period charters to Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., International Seaways, Inc., Pacific International Lines (Pte) Ltd, Petróleo Brasileiro S.A. (“Petrobras”), Repsol Trading S.A., and Capital Maritime.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

+30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.